Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Subject Company: IAMGOLD
IAMGOLD Commission File Number 1-31528

TSX: GSC	NEWS RELEASE	AMEX: GSS

FOR IMMEDIATE RELEASE: June 8, 2004

GOLDEN STAR TO PROCEED WITH SHARE EXCHANGE
OFFER FOR IAMGOLD

Court Finds For Golden Star, Gives IAMGold Shareholders Time to
Consider Offer by Delaying Vote on Wheaton River Combination

Denver, June 8, 2004 – Golden Star Resources Ltd. (“Golden Star”) (TSX:GSC; AMEX:GSS) announced today that it plans to make a formal share exchange offer for all of the common shares of IAMGold Corporation (“IAMGold”) (TSX:IMG; AMEX:IAG) on the basis of 1.15 common shares of Golden Star for each common share of IAMGold.

The offer, expected to be filed with securities regulators and sent to IAMGold shareholders on or about June 10, 2004, represents a premium of 13% over the closing price of the IAMGold common shares on the Toronto Stock Exchange on May 27, 2004, the date of the public announcement of Golden Star’s proposed business combination with IAMGold.

Golden Star is proceeding with the offer following the positive ruling from Justice Alexandra Hoy of the Ontario Superior Court of Justice earlier today that confirms Golden Star’s position that the terms of a September 2003 confidentiality agreement entered into between Golden Star and IAMGold do not prohibit Golden Star from making the offer.

The Court also granted the request to postpone IAMGold’s annual and special meeting originally scheduled for today. The Court has ordered that the meeting is to be postponed until June 29, 2004.

Peter Bradford, President and Chief Executive Officer of Golden Star, commented: “We are pleased that the Court has removed an obstacle in the path to putting our offer directly to IAMGold’s shareholders and has given them the time needed to carefully consider it. We are fully committed to formalizing our earlier proposal by making an offer directly to IAMGold shareholders to combine our two companies.”

“Golden Star believes that a business combination with IAMGold is a logical fit with significant potential benefits for the shareholders of both companies,” Mr. Bradford continued. “We continue to believe that IAMGold’s shareholders will find that Golden Star’s offer is clearly superior, both strategically and financially, to the proposed business combination between IAMGold and Wheaton River.”

On successful completion of Golden Star’s offer, Golden Star believes that the combined business of Golden Star and IAMGold would offer the following attributes to shareholders:

•	a new, substantially unhedged intermediate gold producer focused on West Africa;

•	increased production of approximately 800,000 ounces in 2005 with upside growth potential;

•	potential synergies resulting in cost savings estimated at approximately US$8 million annually;

•	strong net free cash flow rising to in excess of US$100 million (before exploration commitments) by 2006;

•	a strong balance sheet with approximately US$200 million in cash and cash equivalents; and

•	an experienced management team with a history of successfully acquiring, constructing and operating gold mining assets in West Africa.

In addition, Golden Star believes that the proposed combination would be accretive to both IAMGold and Golden Star.

The offer will be on the terms and subject to the conditions set forth in the offer to purchase and the related offering circular, which is expected to be filed with securities regulators and sent to IAMGold shareholders on or about June 10, 2004.

The offer is subject to a number of conditions, including that not less than 66 2/3% of the IAMGold common shares (on a fully diluted basis) will have been validly deposited under the offer and not withdrawn, the previously announced transaction between IAMGold and Wheaton River will not have been completed, Golden Star will have gained access to non-public information about IAMGold and will be satisfied as a result of such review that the completion of the offer would not result in a material adverse effect with respect to the assets, business, operations or financial condition of IAMGold, and receipt of all applicable regulatory approvals. If these conditions are met or waived and Golden Star acquires the IAMGold common shares pursuant to the offer, Golden Star intends to acquire the remaining common shares in accordance with applicable laws.

BMO Nesbitt Burns is acting as Golden Star’s financial advisor in connection with the offer and Fasken Martineau DuMoulin LLP is acting as Golden Star’s Canadian legal advisor.

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About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea open-pit gold mine and the nearby Wassa gold project, which is expected to commence production mid-year. Both mines are located in Ghana in the immediate vicinity of two of IAMGold’s joint venture mines. In addition, Golden Star has a majority interest in the currently inactive Prestea Underground Mine on the Bogoso/Prestea property, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star has approximately 139 million common shares outstanding.

Cautionary Statements

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding estimated production, synergies and the accretive nature of the proposed transaction, the benefits of the transaction proposed by Golden Star and the development potential of Golden Star’s properties. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; lack of IAMGold shareholder support for the transaction proposed by Golden Star; the business of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected combination benefits from the Golden Star/IAMGold transaction may not be fully realized or realized within the expected time frame. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Form 10-K for 2003. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Golden Star plans to file with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form S-4, and expects to mail an Offer Circular and Prospectus to IAMGold stockholders concerning the proposed business combination with IAMGold. WE

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URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER CIRCULAR AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado USA 80127-6312, telephone no. (303) 830-9000. For further information please contact:

GOLDEN STAR RESOURCES LTD.

Company Contacts

Peter Bradford, President and Chief Executive Officer
+1 303 894 4613

Allan Marter, Senior Vice President and Chief Financial Officer
+1 303 894 4631

Bruce Higson-Smith, Vice President Corporate Development
+1 303 894 4622

Media Contact

John Lute, Lute & Co.
+1 416 929 5883, jlute@luteco.com

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